EXHIBIT 99.1

Statoil ASA: Notifiable trading

STAVANGER, Norway, Jan. 18, 2016 (GLOBE NEWSWIRE) -- On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 January 2016 purchased 878,834 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 102.70 per share.

Before distribution to the employees, the Share saving plan has 11,888,017 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

HUG#1979456

CONTACT: Hilde Merete Nafstad, SVP  Investor Relations,
         mbl +47 95783911
         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524